02018449

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51683

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Viewtrade Financial Network, Inc.

Former Name: Emeyelson.com Inc

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED MAR 05 2002 366

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7280 W. Palmetto Park Road, Suite 105
(No. and Street)

Boca Raton (City) FL (State) 33433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James StClair (561) 620-0306
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 E. JEWELL AVENUE, STE. 307 (Address) DENVER, (City) CO (State) 80222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02 SS

OATH OR AFFIRMATION

I, James StClair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viewtrade Financial Network, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MEGAN K. WALLACE
MY COMMISSION EXPIRES
March 7, 2005
#DD 007222
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEWTRADE FINANCIAL NETWORK, INC.
(formerly EMEYERSON.COM INC.)

CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Viewtrade Financial Network, Inc.
(formerly Emeyerson.com Inc.)

We have audited the accompanying statement of financial condition of Viewtrade Financial Network, Inc. (formerly Emeyerson.com Inc.) as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the eleven months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viewtrade Financial Network, Inc. (formerly Emeyerson.com Inc.)as of December 31, 2001, and the results of its operations and its cash flows for the eleven months then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 31, 2002

VIEWTRADE FINANCIAL NETWORK, INC.
(formerly EMEYERSON.COM INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	479 761
Securities owned, at fair value		46 100
Deposit with clearing broker		101 515
Due from related parties		523 539
Property and equipment, net of accumulated depreciation of $37,828		96 066
Other assets		17 747
	$	**1 264 728**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued payroll and payroll taxes	$	1 400
Accounts payable		74 758
		76 158
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDER'S EQUITY (Note 4)		
Common stock, $0.01 par value; 1000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		5 917 664
Retained earnings		(4 729 095)
Total shareholder's equity		1 188 570
	$	1 264 728

The accompanying notes are an integral part of this statement

VIEWTRADE FINANCIAL NETWORK, INC.
(formerly EMEYERSON.COM INC.)

STATEMENT OF OPERATIONS
ELEVEN MONTHS ENDED DECEMBER 31, 2001

REVENUE:	
Commissions	$ 7 323
Other income	162 680
TOTAL REVENUE	170 003
EXPENSES:	
Clearing charges	377 455
Information technology (Note 1)	727 755
General and administrative expenses	203 169
Communications	252 841
Salaries and payroll taxes	718 297
Occupancy expenses	102 077
Professional fees	392 505
Advertising and promotion	82 857
TOTAL EXPENSES	2 856 956
NET LOSS	$ (2 686 953)

The accompanying notes are an integral part of this statement.

VIEWTRADE FINANCIAL NETWORK, INC.
(formerly EMEYERSON.COM INC.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
ELEVEN MONTHS ENDED DECEMBER 31, 2001

	Common Stock		Additional	
	Shares	Amount	Paid-In Capital	Retained Earnings
BALANCES, January 31, 2001	100	$ 15 030	$ 6 235 080	$ (2 042 142)
Reorganization	-	(15 029)	15 029	-
Distribution to parent	-	-	(332 445)	
Net loss	-	-	-	(2 686 953)
BALANCES, December 31, 2001	**100**	**$ 1**	**$ 5 917 664**	**$ (4 729 095)**

The accompanying notes are an integral part of this statement.

VIEWTRADE FINANCIAL NETWORK, INC.
(formerly EMEYERSON.COM INC.)
STATEMENT OF CASH FLOWS

ELEVEN MONTHS ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2 686 953)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	20 085
Decrease in receivables	47 350
Increase in deposit with clearing broker	(101 515)
Increase in due from related parties	(523 540)
Increase in accrued payroll and payroll taxes	1 400
Decrease in accounts payable	(5 948)
Decrease in prepaid expenses	819 986
Increase in other assets	(17 747)
Net cash used in operating activities	(2 446 882)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Decrease in certificate of deposit	3 199 021
Decrease in investment in affiliate	45 110
Purchase of furniture and equipment	(15 600)
Net cash provided by investing activities	3 228 531
CASH FLOWS USED IN FINANCING ACTIVITIES	
Distribution to parent	(332 445)
NET INCREASE IN CASH AND CASH EQUIVALENTS	449 204
CASH AND CASH EQUIVALENTS, at beginning of period	30 557
CASH AND CASH EQUIVALENTS, at end of period	**$ 479 761**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Viewtrade Financial Network, Inc. (formerly Emeyerson.Com Inc.) was incorporated on January 28, 1999 and in connection with its reorganization on July 25, 2001 became a Delaware Corporation. The Company is in business as a securities broker-dealer registered with the Securities Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Viewtrade Holding Corporation. The Company concentrates on the design, development and implementation of internet based solutions for the transmission and execution of securities transactions for foreign and domestic customers. The Company changed its fiscal year end from January 31 to December 31.

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at fair value and related changes are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on a straight-line basis over the estimated lives of the related assets ranging from 3 to 5 years.

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Web development costs are treated in accordance with Statement of Position 98-1. Costs of design, software configuration, coding, installation to hardware and hardware and testing expenses incurred during application are capitalized. Costs incurred during the preliminary software project stage are expensed. During 2001, the Company expensed certain costs as well as other internet related services and maintenance costs.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its office space and facilities from its parent on a month-to-month basis. Also, the Company leases equipment from unrelated parties under noncancellable operating leases.

At December 31, 2001, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Fiscal Year	Amount
2002	$ 23 460
2003	23 460
2004	23 460
2005	3 910
Total minimum lease payments	$ 74 290

Total rental expense of $77,357 including the noncancellable leases referred to above, was charged to operations during the period ended December 31, 2001.

The Company shares office space and personnel with its parent and a related entity. During the period ended December 31, 2001, the Company's parent was advanced $493,491. In addition, another related entity supplied personnel and other services in the amount of $952,728 and was reimbursed a total of $982,776.

NOTE 3 - INCOME TAXES

The Company has approximately $4,700,000 of net operating losses expiring through 2021 which may be used to offset future taxable income, but are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. The net operating losses are limited each year to offset future taxable income, if any, due to the change of ownership in the Company's outstanding shares of common stock. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has approximately $1,598,000 in deferred tax assets relating to the net operating loss carry forwards, but since realization of these assets are uncertain at the present time, a valuation allowance in the same amount has been recorded.

NOTE 3 - INCOME TAXES (continued)

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2001 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets	
Net operating losses	$1 598 000
Valuation allowance for deferred tax assets	(1 598 000)
	$ -

The valuation allowance increased $913,000 for the period ending December 31, 2001.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $403,603 and $25,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .09 to 1. According to Rule 15c3-1 , the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is a retail brokerage house and deals primarily in equity securities which it buys and sells on behalf of its customers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's financial instruments, including cash and cash equivalents, receivables, accounts payable and other liabilities are carried at amounts which approximate fair value due to the short term nature of those instruments.. Securities owned and securities sold but not yet purchased are valued at market value using quoted market prices of fair value.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (continued)

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's deposit with this clearing broker could be subject to forfeiture.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

SUPPLEMENTARY INFORMATION

VIEWTRADE FINANCIAL NETWORK, INC.
(formerly EMEYERSON.COM INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

CREDIT:	
Shareholder's equity	$ 1 188 570
DEBITS:	
Non-allowable assets:	
Due from related parties	523 539
Securities owned, at fair value	46 100
Deposit with clearing broker	101 515
Other assets	17 747
Property and equipment, net	96 066
Total debits	784 967
NET CAPITAL	403 603
Minimum requirements of 6 2/3% of aggregate indebtedness of $76,158 or $25,000, whichever is greater	25 000
EXCESS NET CAPITAL	$ 378 603
AGGREGATE INDEBTEDNESS:	
Accrued payroll and payroll taxes	$ 1 400
Accounts payable	74 758
	$ 76 158
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.09 to 1

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II Filing, as of December 31, 2001.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Viewtrade Financial Network, Inc.
(formerly Emeyerson.com Inc.)

In planning and performing our audit of the financial statements and supplemental schedule of Viewtrade Financial Network, Inc. (formerly Emeyerson.com Inc.) for the period ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Viewtrade Financial Network, Inc. (formerly Emeyerson.com Inc.) that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until properly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company or in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Viewtrade Financial Network, Inc. (formerly Emeyerson.com Inc.) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that Viewtrade Financial Network, Inc. (formerly Emeyerson.com Inc.) was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 31, 2002

VIEWTRADE FINANCIAL NETWORK, INC.
(formerly EMEYERSON.COM INC.)

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD ENDED DECEMBER 31, 2001